United States securities and exchange commission logo





                                May 20, 2022

       Mostafa Kandil
       Chief Executive Officer
       Swvl Holdings Corp
       The Offices 4, One Central
       Dubai World Trade Center
       Dubai, United Arab Emirates

                                                        Re: Swvl Holdings Corp
                                                            Registration
Statement on Form F-1
                                                            Filed April 21,
2022
                                                            File No. 333-264416

       Dear Mr. Kandil:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed April 21, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the Selling
                                                        Securityholders paid
for such securities.
   2. Please disclose the exercise price(s) of the warrants compared to the market price of the underlying security. We
note that the warrants are out the money. Please disclose the likelihood that warrant
holders will not exercise their warrants. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercises of the warrants are dependent on the stock price. As applicable,
describe the impact on your liquidity and update the discussion on
 Mostafa Kandil
FirstName  LastNameMostafa Kandil
Swvl Holdings  Corp
Comapany
May        NameSwvl Holdings Corp
     20, 2022
May 20,
Page 2 2022 Page 2
FirstName LastName
         your ability to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A Ordinary Shares in connection with your business combination and that the shares being registered for resale on this F-1 and your Form F-1 filed on April 21, 2022, File No. 333-264418, relating to your committed equity financing agreement with B. Riley Principal Capital, LLC
         (Committed Equity Financing Form F-1) will exceed your public float. We also note that certain of the shares being registered for resale were purchased by the Selling
         Securityholders for prices considerably below the current market price of the Class A
         Ordinary Shares. Please highlight the significant negative impact sales of shares on this registration statement, and separately, combined with the sales of shares in your
         Committed Equity Financing Form F-1 could have on the public trading price of the Class
         A Ordinary Shares.
Prospectus Summary, page 1

4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Ordinary Shares. Your discussion should highlight the fact that a few of your shareholders are beneficial owners of approximately
         47% of your outstanding shares and will generally be able to sell all of their shares (as indicated in the Selling Securityholders table) for so long as the registration statement of which this prospectus forms a part is available for use.
Risk Factors, page 7

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your Committed Equity Financing
         Form F-1 could have on the public trading price of the Class A Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC
         IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
         Please also highlight the negative pressure potential sales of shares could have on the public trading price of the Class A Ordinary Shares specifically with respect to the potential resulting effects on meeting your Earnout Triggering Events, which we note are
         $12.50, $15.00, and $17.50.
Operating and Financial Review and Prospects, page 76

6. In light of the significant number of redemptions and the unlikelihood that you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A
         Ordinary Shares, expand your discussion of capital resources to address any changes in
 Mostafa Kandil
Swvl Holdings Corp
May 20, 2022
Page 3
      your liquidity position since the business combination. If it likely that you will have to seek additional capital, outside of the Committed Equity Financing, which we note you already discuss on page 20, 39, and 76, or employee incentive plans, please revise to state as much discuss the effect of this offering on your ability to raise additional capital.
General

7. Please revise your prospectus to disclose the price that each Selling Securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, and other Selling
      Securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please disclose that while the
      Sponsor, PIPE investors, and other Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling
      Securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
8. You state on page 39 that "[f]uture resales of Swvl's shares may cause the market price of
      Swvl's shares to drop significantly, even if Swvl's business is doing well." This risk factor should be updated with specifics about the number and or value of shares given that this prospectus is facilitating those sales, along with the potential value of shares for sale in your Committed Equity Financing Form F-1, which we note is up to $471,742,855 of newly issued Class A Ordinary Shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                            Sincerely,
FirstName LastNameMostafa Kandil
                                                            Division of
Corporation Finance
Comapany NameSwvl Holdings Corp
                                                            Office of Trade &
Services
May 20, 2022 Page 3
cc:       Nicholas A. Dorsey
FirstName LastName